Registration Categories

Categories

SWAP DEALER REGISTERED
NFA MEMBER APPROVED

Business Information

Name	**CITIBANK N A**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**135266470**

Business Address

Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone Number	**212-816-6000**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Other Names

CITIBANK, N A -NAME CHANGE
DBA NOT IN USE

COMMINGLED ASSETSHIFT
DBA NOT IN USE

COMMINGLED BONDSHIFT
DBA NOT IN USE

COMMINGLED ENHANCED CASH
DBA NOT IN USE

COMMINGLED ENHANCED INDEX 500
DBA NOT IN USE

COMMINGLED EQUITY SWEEP
DBA NOT IN USE

COMMINGLED FIXED INCOME SWEEP
DBA NOT IN USE

COMMINGLED STOCKSHIFT
DBA NOT IN USE

COMMNINGLED INDEX 500
DBA NOT IN USE

FIDUCIARY FUTURES MANAGEMENT DEPT OF
DBA NOT IN USE

SHORT TERM INVESTMENT FUND
DBA NOT IN USE

Location of Business Records

Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**

Principal Information

Individual Information

NFA ID	**0473872**
Name	**BUDNICK, RUSSELL COBB**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-29-2026**

NFA ID	**0454870**
Name	**CALLAN, ROSS JAMES**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-04-2019**

NFA ID	**0569591**
Name	**COLE, TITILOPE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-05-2025**

NFA ID	**0273113**
Name	**COSTELLO, ELLEN MARIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-26-2024**

NFA ID	**0535623**
Name	**DAILEY, GRACE ELAINE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-07-2021**

NFA ID	**0566925**
Name	**DEANGELIS, MARK LOUIS**

TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-23-2024**

NFA ID	**0535627**
Name	**FRASER, JANE NIND**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-11-2021**

NFA ID	**0578826**
Name	**FRIEDMAN, NICOLAS BERNARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-04-2026**

NFA ID	**0538012**
Name	**GARG, SUNIL**
TItle(s)	**DIRECTOR CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-17-2021**

NFA ID	**0577134**
Name	**HENNEBELLE WARNER, ISABELLE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**03-24-2026**

NFA ID	**0301812**
Name	**HENNES, DUNCAN P**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-28-2014**

NFA ID	**0577739**

Name	**JOSHI, NIKHIL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-17-2026**

NFA ID	**0571121**
Name	**KAMIS, CENK**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-19-2025**

NFA ID	**0515303**
Name	**KANE, NICOLA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-23-2024**

NFA ID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-27-2019**

NFA ID	**0578809**
Name	**SMALLWOOD, LEE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-13-2026**

NFA ID	**0461775**
Name	**TAYLOR, DIANA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-21-2020**

NFA ID	**0465452**
Name	**TURLEY, JAMES STANTON**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-23-2013**

Holding Company Information

NFA ID	**0455446**
Full Name	**CITICORP LLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-26-2012**

NFA ID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**02-27-2014**

Branch Office Information

Not provided

Non-U.S. Regulator Information

Not provided

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID 0187177 CITIBANK N A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (26 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14166	01/28/2015	2011-15 MASSACHUSETTS ATTORNEY GENERAL CHAPTER 93A LITIGATION				
	14165	12/22/2014	2012 HAWAII CREDIT CARD MATTER				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14163	12/10/2014	FCA FX NOTICE				
	14164	12/10/2014	OCC FX ORDERS				
	14158	08/05/2013	2011 MORTGAGE LOAN SERVICING MATTER (UPDATED)				
	14168	08/05/2013	2013 INDONESIA MINISTRY OF FINANCE TAX MATTER				
	14140	12/18/2012	1992 CANCELED SECURITIES CERTIFICATES MATTER				
	14139	12/18/2012	2001 SEC UNREGISTERED INDIAN SECURITIES MATTER				
	14138	12/18/2012	2003 OCC STRUCTURED FINANCE MATTER				
	14137	12/18/2012	2008 SINGAPORE TREASURY BILL MATTER				
	14136	12/18/2012	2008 TAIWAN DATA SECURITY MATTER				
	14135	12/18/2012	2009 SINGAPORE MAS 757 MATTERS				
	14134	12/18/2012	2010 SINGAPORE DISCLOSURE VIOLATION				
	14132	12/18/2012	2010 SINGAPORE MAS 610 MATTER				
	14133	12/18/2012	2010 SINGAPORE SGS BOND AUCTION VIOLATION				
	14131	12/18/2012	2011 INDONESIA DEBT COLLECTION MATTER				
	14143	12/18/2012	2011 MORTGAGE LOAN SERVICING MATTER				
	14159	12/18/2012	2011 SINGAPORE BOND BIDDING MATTER				
	14149	12/18/2012	2011 SINGAPORE REGISTRATION MATTER				
	14160	12/18/2012	2011 SINGAPORE SETTLEMENT VIOLATION				
	14144	12/18/2012	2012 FCA QUI TAM ACTION				
	14148	12/18/2012	2012 HAWAII CREDIT CARD MATTER				
	14161	12/18/2012	2012 MORTGAGE LOAN MATTER				
	14145	12/18/2012	2012 OCC AML MATTER				
	14147	12/18/2012	2012 SINGAPORE CONFIRMATION MATTER				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14146	12/18/2012	2012 VIETNAM MATTER				

Archived Regulatory Disclosure Matter Summary (1 DMP)

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID 0187177 CITIBANK N A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (14 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14171	08/05/2013	LEHMAN BROTHERS HOLDINGS INC., ET AL. V. CITIBANK, N.A., ET AL, NO. 12-01044 (UPDATED)				
	14169	08/05/2013	LEHMAN BROTHERS INC. V. CITIBANK, N.A., ET AL., NO. 11-				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
			01681 (UPDATED)				
	14170	08/05/2013	LEHMAN BROTHERS HOLDINGS INC., ET AL. V. CITIBANK, N.A., ET AL, NO. 12-01044 (UPDATED)				
	14142	12/18/2012	ADELPHIA COMMC'NS CORP., ET AL. V. BANK OF AMERICA N.A., ET AL., 03-04942				
	14157	12/18/2012	ENRON CORP. ET AL. V. CITIGROUP INC. ET AL. NO. 03-09266				
	14152	12/18/2012	ENRON CORP. ET AL. V. CITIGROUP INC. ET AL., NO. 03-93611				
	14151	12/18/2012	ENRON CORP. V. CITIBANK N.A. ET AL. NO. 03-92701				
	14156	12/18/2012	ENRON CORP. V. E-NEXT GENERATION LLC ET AL., NO. 03-93593				
	14141	12/18/2012	ENRON CORP. V. J.P. MORGAN SECURITIES INC. ET AL., NO. 03-92677				
	14162	12/18/2012	ENRON CORP. V. SPRINGFIELD ASSOC. LLC ET AL., NO. 05-01025				
	14150	12/18/2012	GLOBAL CROSSING ESTATE REPRESENTATIVE V. CITIBANK, N.A., CITIBANK INTL. PLC, ET AL., NO. 04-02113				
	14154	12/18/2012	LEHMAN BROTHERS HOLDINGS INC., ET AL. V. CITIBANK, N.A., ET AL, NO. 12-01044				
	14155	12/18/2012	LEHMAN BROTHERS INC. V. CITIBANK, N.A., ET AL., NO. 11-01681				
	14153	12/18/2012	WILMINGTON TRUST CO., AS SUCCESSOR INDENTURE TRUSTEE V. JP MORGAN CHASE BANK, N.A., NO. 10-50732				

Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.

Registration Contact Information

First Name	**MICHAEL**
Last Name	**PIETRAS**
Title	**REGISTRATION MANAGER**
Street Address 1	**540 CROSSPOINT PARKWAY**
City	**GETZVILLE**
State (United States only)	**NEW YORK**
Zip/Postal Code	**14068**
Country	**UNITED STATES**
Phone	**716-730-6127**
Email	**MICHAEL.CHESTER.PIETRAS@CITI.COM**

Enforcement/Compliance Communication Contact Information

First Name	**MARK**
Last Name	**DEANGELIS**
Title	**DIRECTOR**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone	**212-723-2321**
Email	**MARK.DEANGELIS@CITI.COM**

Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
THE SECURITIES AND EXCHANGE COMMISSION

Membership Contact Information

Membership Contact

First Name	**MICHAEL**
Last Name	**PIETRAS**
Title	**SR VICE PRESIDENT**
Street Address 1	**540 CROSSPOINT PARKWAY**
City	**GETZVILLE**
State (United States only)	**NEW YORK**
Zip/Postal Code	**14068**
Country	**UNITED STATES**
Phone	**716-730-6127**
Email	**MICHAEL.CHESTER.PIETRAS@CITI.COM**

Accounting Contact

First Name	**BRIAN**
Last Name	**CONNORS**
Title	**VICE PRESIDENT**
Street Address 1	**540 CROSSPOINT PARKWAY**
City	**GETZVILLE**
State (United States only)	**NEW YORK**
Zip/Postal Code	**14068**
Country	**UNITED STATES**
Phone	**716-730-8052**
Email	**BRIAN.CONNORS@CITI.COM**

Arbitration Contact

First Name	**MARY**
Last Name	**REISERT**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone	**212-816-0092**
Email	**MARY.REISERT@CITI.COM**

Compliance Contact

First Name	**MARK**
Last Name	**DEANGELIS**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone	**212-723-2321**
Email	**MARK.DEANGELIS@CITI.COM**

Chief Compliance Officer Contact

First Name	**MARK**
Last Name	**DEANGELIS**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10013**
Country	**UNITED STATES**
Phone	**212-723-2321**
Email	**MARK.DEANGELIS@CITI.COM**